FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Notice of Material Event dated November 18, 2014

MATERIAL EVENT NOTICE
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

Santiago, November 18, 2014
Mr.
Securities and Insurance Superintendence
Present

Ref.:	Administradora de Fondos de Pensiones ProVida S.A. Securities Registration No.211

Dear Sirs:

In compliance with article 9 and paragraph two of article 10 of Securities Market Law No.18,045 and General Rule N°30 (Norma de Carácter General N°30) issued by that Superintendence, I, duly authorized and in representation of Administradora de Fondos de Pensiones ProVida S.A. (the “Company”), hereby communicate to you the following material event regarding the Company:

On November 17, 2014, the board of directors of the Company agreed to the request made by the shareholder MetLife Chile Acquisition Co. S.A. (“Acquisition Co.”) to call an extraordinary shareholders’ meeting of the Company to, among other things, vote on a merger that will result in the merger of the Company into Acquisition Co., its controlling shareholder (the “Merger”). Notwithstanding the Merger process commences during this year 2014, the Merger is expected to be concluded on or prior to December 31, 2015. Acquisition Co. (owner of approximately 93% of the shares of the Company) and Acquisition Co.’s shareholders have expressed their intention to vote in favor of the Merger. In the event that the Merger is also approved by regulators described below, Acquisition Co. shall absorb the Company, acquiring all of its assets, licenses, authorizations and liabilities, and succeeding it in all its rights and obligations, including use of the “ProVida” name and trademark. Likewise, the total equity of the Company shall be absorbed by Acquisition Co., and the Company shall be dissolved by operation of law. The shareholders of the Company shall receive one share of Acquisition Co., as the surviving company in the Merger, per each share they hold in the Company. The Company’s shareholders will not be diluted as a consequence of the Merger and, therefore, each of the Company's shareholders will hold immediately after consummation of the Merger the same percentage of the Company held by such shareholders immediately prior to consummation of the Merger. Dissenting shareholders shall have the right to withdraw from the Company, in accordance with the terms set forth in article 69 of Chilean Corporations Law No.18,046. In any case, the Merger shall be subject to, among other things, the fulfillment of the condition precedent of the authorization of the Merger by the Pensions Superintendence and other legal requisites, including those required by the Securities and Insurance Superintendence.

In light of the above, the board of directors agreed to summon an extraordinary shareholders’ meeting of the Company, to take place on December 29, 2014, at 10:00 am, in Avenida Pedro de Valdivia N°100, 1st floor, borough of Providencia, city of Santiago (which date was expressly required by Acquisition Co.) so that the shareholders may vote on the Merger referred to above, according to the terms and conditions of the merger agreement executed on November 14, 2014 among the shareholders of Acquisition Co., and Acquisition Co. in its capacity as shareholder of the Company (the “Merger Agreement”).

The Company will timely comply with the delivery to the Securities and Insurance Superintendence, to the stock exchanges and to the Company's shareholders of the notices of the Company's extraordinary shareholders' meeting and the matters to be addressed at such meeting, as well as the publication on the web site of the Company, www.provida.cl, of the Merger Agreement, the audited financial statements of each of the Company and Acquisition Co., the expert reports required by article 156 of the Chilean Corporations Regulation and any other background information regarding the Merger, that support the Merger proposal.

Sincerely yours,

Ricardo Rodríguez Marengo
Gerente General
Administradora de Fondos de Pensiones ProVida S.A.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date:	November 18, 2014	By:	/s/ Rodrigo Diaz
			Name:	Rodrigo Diaz
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	November 18, 2014	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Chief Financial Officer